Exhibit 99.1

Results of Annual General Meeting

All six resolutions were approved by the majority of shareholders

Shareholder voting approvals ranged between 92% and 99% of votes cast

LONDON, January 2, 2025 (GLOBE NEWSWIRE) – On December 30, 2024, VivoPower International PLC (Nasdaq: VVPR) (“VivoPower” or the “Company”) held its annual general meeting of shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted on the following six resolutions:

1. To approve the receipt of the accounts and the reports of the directors and the auditors for the financial year ended 30 June 2024 (the “June 2024 Annual Report”). 99% of votes cast were in favor.

2. To approve the directors’ remuneration report for the financial year ended 30 June 2024 as set out in the June 2024 Annual Report (the “Directors’ Remuneration Report”). 97% of votes cast were in favor.

3. To re-appoint PKF Littlejohn LLP as auditors of the Company, to hold office until the conclusion of the next annual general meeting of the Company. 98% of votes cast were in favor.

4. To authorize the Company’s audit committee to determine the remuneration of the auditors. 98% of votes cast were in favor.

5. To approve the extension of the term of appointment as director of the Company of William Langdon, Class A directors of the Company, by 3 years, such that the term of such appointment expires in 2027. 92% of votes cast were in favor.

6. To approve the authorization for the Company to proceed with mergers or divestments, as deemed appropriate, in alignment with the Company’s strategic objectives. 99% of votes cast were in favor.

About VivoPower

Established in 2014 and listed on Nasdaq since 2016, VivoPower is an award-winning global sustainable energy solutions B Corporation company focussed on electric solutions for off-road and on-road customised and ruggedised fleet applications as well as ancillary financing, charging, battery and microgrids solutions. VivoPower’s core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel covering Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines, and the United Arab Emirates.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Shareholder Enquiries

shareholders@vivopower.com